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                                                                  Exhibit (a)(1)
                                                         [XTRA Corporation logo]

200 Nyala Farms Road
Westport, Connecticut 06880
Telephone 203-221-1005
Fax 203-221-9024

                                          August 14, 2001

To Our Stockholders:

   On behalf of the Board of Directors of XTRA Corporation (the "Company"), I am pleased to inform you that on July 30, 2001, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Berkshire Hathaway Inc. and its wholly owned subsidiary, BX Merger Sub Inc. (the "Purchaser"). Pursuant to the Merger Agreement, the Purchaser has today commenced a cash tender offer (the "Offer") to purchase all of the outstanding shares of common stock of the Company (the "Company Common Stock") at $55.00 per share in cash, subject to the terms and conditions in the Offer to Purchase accompanying this letter.

   The Offer will be followed by a merger (the "Merger") in which any remaining shares of Company Common Stock (except for any shares as to which the holder has properly exercised dissenters' rights of appraisal) will be converted into the right to receive $55.00 in cash, without interest.

   Your Board of Directors (by the unanimous vote of all directors) has approved the Merger Agreement and the transactions contemplated thereby and determined that the Merger is advisable and that the terms of the Offer and the Merger are fair to and in the best interests of the Company and its stockholders. The Board of Directors unanimously recommends that the stockholders of the Company accept the Offer and tender their shares pursuant thereto and approve and adopt the Merger Agreement.

   In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the attached Schedule 14D-9 Solicitation/Recommendation Statement that is being filed today with the Securities and Exchange Commission, including the opinion of Goldman, Sachs & Co., the Company's financial advisor, dated July 30, 2001, to the effect that, as of such date, the $55.00 in cash per share of Company Common Stock to be received by the holders of such shares in the Offer and the Merger is fair to such holders from a financial point of view. A copy of Goldman Sachs' written opinion, which sets forth the matters considered, assumptions made and limitations on the review undertaken by Goldman Sachs in rendering its opinion, can be found in Annex A to the Schedule 14D-9 Solicitation/Recommendation Statement. You should read the opinion carefully in its entirety.

   In addition to the attached Schedule 14D-9 Solicitation/Recommendation Statement, also enclosed is the Offer to Purchase together with related materials, including a Letter of Transmittal to be used for tendering your shares in the Offer. These documents state the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your shares. We urge you to read these documents carefully in making your decision with respect to tendering your shares pursuant to the Offer.

                                          On behalf of the Board of Directors,

                                          /s/ Lewis Rubin

                                          Lewis Rubin
                                          President and Chief Executive
                                          Officer